March 16, 2015

VIA EMAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler

Matthew Jones

Sasha Parikh

Joel Parker

RE:                          SteadyMed Ltd.
Registration Statement on Form S-1

File No. 333-201949

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SteadyMed Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on March 19, 2015, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant also hereby requests a copy of the written order verifying the effective date. Once the Registration Statement has been declared effective, please orally confirm that event with our legal counsel, Cooley LLP, by calling Michael Tenta at (650) 843-5636.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SteadyMed Ltd.

/s/ Jonathan M.N. Rigby
Jonathan M.N. Rigby
President and Chief Executive Officer

March 16, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3628

Attn:                    Jeffrey P. Riedler

Matthew Jones

Sasha Parikh

Joel Parker

Re:                             SteadyMed Ltd. (the “Company”) — Request for Acceleration

Registration Statement on Form S-1 (File No. 333-201949)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of ordinary shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on March 19, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 2,975 copies of the Company’s Preliminary Prospectus dated March 9, 2015 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Wells Fargo Securities, LLC
RBC Capital Markets, LLC
As representatives of the several Underwriters

By: Wells Fargo Securities, LLC

By:	/s/ Elizabeth Alvarez
Name:	Elizabeth Alvarez
Title: Managing Director

By: RBC Capital Markets, LLC

By:	/s/ Asif Ahmed
Name:	Asif Ahmed
Title: Director

[Signature Page to Acceleration Request Letter]